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Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

     Re:  Application for Withdrawal of Registration Statement on Form S-1

     The Registrant hereby makes application to withdraw its registration statement on Form S-1 filed with the Commission on October 14, 1997. The Commission file number of the registration statement is 333-37821 and the EDGAR Accession Number for the latest amendment to the Registration Statement is 0001047469-97-007708. The Registrant's CIK No. is 0001016518.

     The Registrant also requests the withdrawal of its Form 8-A, Commission file number 000-23497, filed December 12, 1997 to register the Registrant's Common Stock pursuant to the Securities Exchange Act of 1934, as amended.

     The reason for the request for withdrawal of the Registration Statement on Form S-1 and the related Registration Statement on Form 8-A is the impact of market conditions on the ability of the Registrant to sell the shares of Common Stock offered pursuant to the Registration Statement on Form S-1.

     Please contact Mary J. Mullany at (215) 864-8631 or by fax at (215) 864-8999 with any questions related to this application for withdrawal.

                                       APOLLON, INC.


                                    /s/ James G. Murphy
                                    --------------------------------------------
                                    Name:  James G. Murphy
                                    Title: Vice President, Finance and
                                           Administration, Chief Financial
                                           Officer and Treasurer

Dated: December 30, 1997